UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 30, 2015

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice and Proxy Statement of NewLead Holdings Ltd. dated November 30, 2015 for the 2015 Annual General Meeting of Shareholders to be held on December 23, 2015.

November 30, 2015

Dear Shareholder,

We cordially invite you to attend our 2015 annual general meeting of shareholders to be held at 11:00 a.m., Athens time, on Wednesday, December 23, 2015, at NewLead Holdings Ltd.’s office located at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. The attached notice of annual general meeting and proxy statement describe the business we will conduct at the meeting and provide information about NewLead Holdings Ltd. that you should consider when you vote your common shares.

When you have finished reading the proxy statement, please promptly vote your common shares by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your common shares will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Michail S. Zolotas
President, Chief Executive
Officer and Chairman of the Board

November 30, 2015

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TIME: 11:00 a.m., Athens time

DATE: December 23, 2015

PLACE: 83 Akti Miaouli & Flessa Street, Piraeus, Greece

PURPOSES:

1.	To receive the directors’ report and audited financial statements of NewLead Holdings Ltd. (the “Company”) for the fiscal year ended December 31, 2014, together with the auditor’s report thereon.
2.	To reappoint EisnerAmper LLP as the Company’s independent auditors to hold office from the conclusion of the 2015 annual general meeting until the close of the Company’s next annual general meeting and to authorize the Board of Directors to determine the auditors’ remuneration.
3.	To re-elect Michail S. Zolotas as Class I director to hold office from the conclusion of the 2015 annual general meeting until the Company’s 2018 annual general meeting.
4.	To elect Samuel Gulko as a Class II director to hold office from the conclusion of the 2015 annual general meeting until the Company’s 2017 annual general meeting.
5	To approve and authorize the Board of Directors, in accordance with the Company’s Bye-laws, to effect a consolidation of the Company’s common shares at a ratio of not less than 1-for-20 and not more than 1-for-1000 at any time prior to June 30, 2016, with the manner of implementation, ratio and timing of such consolidation to be determined by the Board of Directors.
6.	To consider any other business that may be properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of common shares of the Company at the close of business on November 23, 2015. A list of shareholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Corporate Secretary at the above address.

BY ORDER OF THE BOARD OF DIRECTORS

Eleftheria Savvidaki
Corporate Secretary

NEWLEAD HOLDINGS LTD.

83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(011) 30 213 014-8600

PROXY STATEMENT FOR

NEWLEAD HOLDINGS LTD.
(THE “COMPANY”)

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON
DECEMBER 23, 2015

GENERAL INFORMATION ABOUT THE ANNUAL GENERAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because the Company’s Board of Directors is soliciting your proxy to vote at the 2015 annual general meeting of shareholders and any adjournments of the meeting. The annual general meeting will be held at 11:00 a.m., Athens time, on Wednesday, December 23, 2015, at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. This proxy statement along with the accompanying Notice of Annual General Meeting of Shareholders summarizes the purposes of the meeting and the information you need to know to vote at the annual general meeting.

On November 30, 2015, we began sending this proxy statement, the attached notice of annual general meeting and the enclosed proxy card to all shareholders entitled to vote at the meeting. Although not part of this proxy statement, we are also sending along with this proxy statement our 2014 annual report, which includes our financial statements for the fiscal year ended December 31, 2014. You can also find a copy of our 2014 Annual Report on Form 20-F on the Internet through the Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov or on our website at www.newleadholdings.com.

Who Can Vote?

Only shareholders who owned common shares of the Company at the close of business on November 23, 2015 are entitled to vote at the annual general meeting. On this record date, there were 2,679,942,148 common shares (the “Common Shares”) outstanding entitled to vote.

You do not need to attend the annual general meeting to vote your Common Shares. Common Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A shareholder may revoke a proxy before the proxy is voted by delivering to our Corporate Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any shareholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each Common Share of the Company that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual general meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual general meeting. If your Common Shares are registered directly in your name through our stock transfer agent, VStock Transfer LLC, or if you have share certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your Common Shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.
•	Online. You may vote online by going to www.vstocktransfer.com/proxy and logging on using the control number provided on your proxy card.

If your Common Shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your Common Shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your Common Shares.
•	In person at the meeting. Contact the broker or other nominee who holds your Common Shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.
•	Online. You will receive instructions from your broker or other nominee explaining how to vote your Common Shares.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The Board of Directors recommends that you vote as follows:

“FOR” the reappointment of EisnerAmper LLP as the Company’s independent auditors and the authorization of the Board of Directors to determine the auditor’s remuneration.

“FOR” the re-election of Michail S. Zolotas as a Class I director.

“FOR” the election of Samuel Gulko as a Class II director.

“FOR” the approval and authorization of the Board of Directors to effect a consolidation of the Company’s Common Shares at a ratio of not less than 1-for-20 and not more than 1-for-1000 at any time prior to June 30, 2016, with the manner of implementation, ratio and timing of such consolidation to be determined by our Board of Directors.

If any other matter is presented, the proxy card provides that your Common Shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual general meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;
•	notifying the Company’s Corporate Secretary in writing before the annual general meeting that you have revoked your proxy; or
•	attending the meeting in person and voting in person.

Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: To re-appoint Auditors	The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the reappointment of our independent auditors and the authorization of our Board of Directors to determine the auditors’ remuneration. Abstentions are not counted as votes cast for purposes of this proposal and will have no effect on the result of this vote. Brokerage firms have authority to vote customers’ non-voted Common Shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. If our shareholders do not approve the reappointment of EisnerAmper LLP as our independent auditors, the Audit Committee of our Board of Directors will reconsider its selection.
Proposal 2: Election of Class I Director	The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of the nominee for Class I Director. Brokerage firms do not have authority to vote customers’ non-voted Common Shares held by the firms in street name for the election of directors. As a result, any Common Shares not voted by a beneficial owner will be treated as a broker non-vote. Broker non-votes and abstentions are not counted as votes cast for purposes of these proposals and will have no effect on the results of the vote for these proposals.
Proposal 3: Election of Class II Director	The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of the nominee for Class II Director. Brokerage firms do not have authority to vote customers’ non-voted Common Shares held by the firms in street name for the election of directors. As a result, any Common Shares not voted by a beneficial owner will be treated as a broker non-vote. Broker non-votes and abstentions are not counted as votes cast for purposes of these proposals and will have no effect on the results of the vote for these proposals.
Proposal 4: Approve and Authorize Consolidation	The affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the annual general meeting is required to approve and authorize the Board of Directors to effect the consolidation. Abstentions are not counted as votes cast for purposes of these proposals and will have no effect on the results of the vote for these proposals. Brokerage firms do not have authority to vote customers’ non-voted Common Shares held by the firms in street name on this proposal. As a result, any Common Shares not voted by a customer will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of more than 33.33% of our total issued and outstanding voting Common Shares is necessary to constitute a quorum at the meeting. Votes of shareholders of record who are present at the meeting in person or by proxy, abstentions, and broker non votes are counted for purposes of determining whether a quorum exists.

FINANCIAL STATEMENTS

(Notice Item 1)

In accordance with the Companies Act 1981, the directors’ report and audited financial statements of the Company for the fiscal year ended December 31, 2014, together with the auditor’s report thereon, are being laid before the shareholders of the Company.

AUDITORS

(Notice Item 2; Proposal 1)

The Board of Directors is submitting for approval the reappointment of EisnerAmper LLP as the Company’s independent auditors and the authorization of the Board of Directors to determine the auditors’ remuneration. The Board of Directors proposes that the shareholders approve this reappointment and authorization.

EisnerAmper LLP audited our financial statements for the fiscal year ended December 31, 2014.

EisnerAmper LLP has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past two years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit Committee.

In the event the shareholders do not approve the reappointment of EisnerAmper LLP as the Company’s independent auditors, the Audit Committee will reconsider its selection.

The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE THE REAPPOINTMENT OF EISNERAMPER LLP AS THE COMPANY’S INDEPENDENT AUDITORS AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THE AUDITORS’ REMUNERATION, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH REAPPOINTMENT AND AUTHORIZATION UNLESS A SHAREHOLDER INDICATES OTHERWISE ON THE PROXY.

ELECTION OF DIRECTOR

(Notice Item 3; Proposal 2)

Our Board of Directors, which is divided into three classes, currently has five members. As provided in the Company’s Bye-Laws, each director is elected to serve for a three-year term of office and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of office of the Class I Director expires at the 2015 annual general meeting.

The Board of Directors has nominated Michail S. Zolotas for re-election as a Class I Director whose term would expire at the Company’s 2018 Annual General Meeting of Shareholders.

The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of Mr. Zolotas as a Class I Director. Broker non-votes and abstentions are not counted as votes cast for this proposal and will have no effect on the results of this vote. It is expected that this nominee will be able to serve as a director, but if the Company becomes aware before the election that the nominee is unable to serve as a director, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Re-Election as Class I Director to the Company’s Board of Directors

Information concerning Mr. Zolotas is set forth below:

Michail S. Zolotas
President, Chairman & CEO/Director

Michail S. Zolotas has longstanding experience in the shipping sector and has served as our Chief Executive Officer since October 2009 and as Chairman of the Board of Directors since 2013. He is a third generation ship owner with over 20 years of technical, operational and commercial experience. Throughout his career in the shipping industry, he has managed more than 120 vessels of all types and has built more than 50 newbuilding vessels in all major shipyards. Together with Mr. Nicholas G. Fistes, he founded GrandUnion Inc. in 2006, a private ship management company that had 27 vessels under management. Mr. Zolotas served as the Chief Executive Officer of GrandUnion Inc. until October 2009. He was also President of Newfront Shipping S.A., a shipping company which managed a fleet of more than 24 vessels. Mr. Zolotas was General Manager from 1999 until 2006 of Stamford Navigation Inc. During his time at Stamford Navigation Inc., Mr. Zolotas helped to expand the number of vessels under management to 40 vessels, with a fleet ranging from 17,000 dwt to 170,000 dwt. Mr. Zolotas joined Stamford Navigation Inc. as a superintendent engineer in 1997 in the technical management of Stamford Navigation Inc., supervising newbuildings and the repairs and conversion of the fleet in operation. Mr. Zolotas is a member of the Hellenic and Black Sea Mediterranean Committee of Bureau Veritas, China Classification Society Mediterranean Committee and Registro Italiano Navale Committee. From 2001 to 2007, he served on the board of the CTM Pool. Mr. Zolotas holds a B.E. in Mechanical Engineering from Stevens Institute of Technology in New Jersey, USA.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF MICHAIL S. ZOLOTAS AS A CLASS I DIRECTOR, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

ELECTION OF DIRECTOR

(Notice Item 4; Proposal 3)

Our Board of Directors, which is divided into three classes, currently has five members. As provided in the Company’s Bye-Laws, each director is elected to serve for a three-year term of office and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.

The Board of Directors has nominated Samuel Gulko for election as a Class II Director whose term would expire at the Company’s 2017 Annual General Meeting of Shareholders.

The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of Mr. Gulko as a Class II Director. Broker non-votes and abstentions are not counted as votes cast for this proposal and will have no effect on the results of this vote. It is expected that this nominee will be able to serve as a director, but if the Company becomes aware before the election that the nominee is unable to serve as a director, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election as Class II Director to the Company’s Board of Directors

Information concerning Mr. Gulko is set forth below:

Samuel Gulko

Since October 2014, Mr. Gulko has served on the Board of Directors of Smith Micro Software, Inc., a NASDAQ listed company that provides software and wireless solutions to the wireless telephone industry which also develops and sells proprietary computer software to the general public. Mr. Gulko serves as Chairman of Smith’s Audit Committee and as a member of its Compensation Committee. From July 1996 to September 2002, Mr. Gulko was a member of the Board of Directors as well as Chief Financial Officer, Vice President of Finance and Treasurer of Spectrum Pharmaceuticals, Inc., (formerly “Neotherapeutics, Inc.”), another NASDAQ listed company engaged in the development of neurological drugs. Mr. Gulko brings to Company more than fifty (50) years of accounting and finance experience, including over twenty (20) years as an Audit Partner with Ernst & Young. Mr. Gulko holds a Bachelor’s degree in Accounting from the University of Southern California and attended the University of Maryland and Rutgers University.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF SAMUEL GULKO AS A CLASS II DIRECTOR, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

APPROVE AND AUTHORIZE CONSOLIDATION

(Notice Item 5; Proposal 4)

We are seeking shareholder approval to authorize our Board of Directors (the “Board”) to effect a consolidation of our Common Shares at a ratio of not less than 1-for-20 and not more than 1-for-1000 at any time prior to June 30, 2016, with the manner of implementation, ratio and timing of such consolidation to be determined by our Board. The Board believes that providing the flexibility for the Board to choose an exact ratio based on then current market conditions, and to effect such consolidation at any time prior to June 30, 2016, will better enable us to act in the best interests of the Company and its shareholders.

If this proposal is approved, the Board will have the authority, but not the obligation, in its sole discretion and without any further action on the part of the shareholders, to effect the consolidation, at any time it believes to be most advantageous to the Company and its shareholders. This proposal would give the Board the authority to implement one, but not more than one, consolidation. The Board will retain the authority not to effect the consolidation even if it receives shareholder approval. Thus, subject to shareholder approval, the Board may, at its discretion, effect a consolidation or abandon it and effect no consolidation if it determines that such action is not in the best interests of the Company and its shareholders. If the Board does not effect the consolidation prior to June 30, 2016, the consolidation will be deemed abandoned, without any further effect.

The Board’s decision as to whether and when to effect the consolidation will be based, in part, on prevailing market conditions, existing and expected trading prices for our Common Shares, and our compliance with the minimum bid price continued listing requirement of the OTC Market.

Procedures for Effecting the Consolidation

Subject to obtaining the requisite shareholder approval, in the event that the Board chooses to effect the consolidation, it will do so by passing a board resolution to approve the consolidation and a related reduction of the Company’s issued share capital.

Notice of the proposed reduction of the Company’s issued share capital will be published in the Official Gazette in Bermuda and, following the consolidation taking effect, a filing will be made with the Bermuda Registrar of Companies to obtain a Certificate of Deposit of Memorandum of Reduction of Share Capital recording the fact that the Company’s issued share capital has been reduced pursuant to the consolidation.

Possible Effects of the Consolidation

Below are a number of possible effects of the consolidation, among others, that our Board of Directors has considered in adopting the resolution approving the consolidation. There may be other effects of the consolidation in addition to those described below.

•	Immediately after the consolidation is implemented, common shareholders will own fewer Common Shares than they currently own. By reducing the number of Common Shares outstanding without a corresponding reduction in the number of Common Shares authorized but unissued, the consolidation will have the effect of increasing the number of authorized but unissued Common Shares. We do not currently have any plans to issue any of the authorized but unissued Common Shares that would become available for issuance if the consolidation of our outstanding Common Shares is approved by our shareholders and subsequently effected by the Company’s Board of Directors.
•	Although the Company’s Board of Directors expects that the reduction in outstanding Common Shares will result in an increase in the per share price of our Common Shares, there is no assurance that such a result will occur. Similarly there is no assurance that if the per share price of our Common Shares increases as a result of the consolidation, such increase in the per share price will be permanent, which will be dependent on several factors.
•	Should the per share price of our Common Shares decline after implementation of the consolidation, the percentage decline may be greater than would occur in the absence of the consolidation.

•	The anticipated resulting increase in the per share price of our Common Shares due to the consolidation is expected to encourage interest in our Common Shares and possibly promote greater liquidity for our shareholders. However, such liquidity will also be adversely affected by the reduced number of Common Shares that would be outstanding after the consolidation.
•	The consolidation could be viewed negatively by the market and, consequently, could lead to a decrease in our overall market capitalization. It is often the case that the adjusted share price and market capitalization of companies that effect a consolidation decline.
•	The number of Common Shares held by each individual shareholder will be reduced if the consolidation is implemented. This will increase the number of shareholders who hold less than a “round lot,” or 100 Common Shares. Typically, the transaction costs to shareholders selling “odd lots” are higher on a per Common Share basis. Consequently, the consolidation could increase the transaction costs to existing shareholders in the event they wish to sell all or a portion of their Common Shares.

Fractional Shares

In the event that the consolidation results in shareholders of the Company holding fractional Common Shares, the Board will issue bonus fractional shares to such shareholders so that all shareholders of the Company will hold whole Common Shares. The par value of the bonus fractional shares will be paid-up by the Company from the Company’s share premium account.

Exchange of Pre-Consolidation Shares with Post-Consolidation Shares

If we implement a consolidation, our transfer agent will act as our exchange agent to act for holders of Common Shares in implementing the exchange of their pre-consolidation shares for post-consolidation shares.

Registered Book Entry Shareholder.  Holders of common shares holding all of their Common Shares electronically in book-entry form with our transfer agent do not need to take any action (the exchange will be automatic) to receive post-consolidation shares. Banks, brokers or other nominees will be instructed to effect the consolidation for their beneficial holders holding our Common Shares in “street name.” However, these banks, brokers or other nominees may apply their own specific procedures for processing the consolidation. If you hold your Common Shares with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your nominee.

Registered Certificated Shareholder.  Some of our shareholders hold their Common Shares in certificate form or a combination of certificate and book-entry form. If any of your Common Shares are held in certificate form, you will receive a transmittal letter from our transfer agent as soon as practicable after the effective date of the consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-consolidation Common Shares to the transfer agent. Upon receipt of your pre-consolidation certificate(s), you will be issued the appropriate number of Common Shares electronically in book-entry form under the Direct Registration System (“DRS”). No new shares in book-entry form will be reflected until you surrender your outstanding pre-consolidation certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent. At any time after receipt of your DRS statement, you may request a share certificate representing your ownership interest.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

Accounting Matters

The consolidation is not expected to affect total shareholders’ deficit on our consolidated balance sheet. The par value of our Common Shares will remain unchanged on the effective date of the consolidation. The Common Share value and additional paid-in capital value will change by offsetting amounts. The Common Share value will be reduced, and the additional paid-in capital will be increased by offsetting amounts. The per share net loss and net book value of our Common Shares will be increased because there will be fewer common shares outstanding. Net loss per share amounts in prior periods will be restated to reflect the consolidation. We do not anticipate that any other accounting consequences will arise as result of the consolidation.

Potential Anti-Takeover Effect; Possible Dilution

The increase in the number of unissued authorized shares available to be issued could, under certain circumstances, have an anti-takeover effect. For example, shares could be issued that would dilute the share ownership of a person seeking to effect a change in the composition of our Board or contemplating a tender offer or other transaction for our combination with another company. The consolidation proposal is not being proposed in response to any effort of which we are aware to accumulate Common Shares or obtain control of us, nor is it part of a plan by management to recommend a series of similar amendments to our Board and shareholders.

The holders of our Common Shares do not have preemptive rights to subscribe for additional securities that may be issued by us, which means that current shareholders do not have a prior right to subscribe for any additional Common Shares from time to time issued by us. Accordingly, if our Board elects to issue additional Common Shares, such issuance could have a dilutive effect on the earnings per share, voting power and equity ownership of current shareholders.

Board Discretion to Implement the Consolidation

If the proposed consolidation is approved at the annual general meeting, our Board may, in its sole discretion, at any time prior to June 30, 2016, determine the ratio for the consolidation based on the parameters in this proposal. Notwithstanding the approval of the consolidation at the 2015 annual general meeting, our Board may, in its sole discretion, determine not to implement the consolidation.

Vote Required

The affirmative vote of a majority of the shares present or represented by proxy and entitled to vote at the annual general meeting must vote FOR this Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE AND AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT A CONSOLIDATION OF THE COMPANY’S COMMON SHARES AT A RATIO OF NOT LESS THAN 1-FOR-20 AND NOT MORE THAN 1-FOR-1000 AT ANY TIME PRIOR TO JUNE 30, 2016, WITH THE MANNER OF IMPLEMENTATION, RATIO AND TIMING OF SUCH CONSOLIDATION TO BE DETERMINED BY THE COMPANY’S BOARD OF DIRECTORS, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH UNLESS A SHAREHOLDER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation on behalf of the Board of Directors will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual general meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the annual general meeting. If any other business is properly brought before the annual general meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Eleftheria Savvidaki
Corporate Secretary
November 30, 2015

NEWLEAD HOLDINGS LTD.

Annual General Meeting

DECEMBER 23, 2015

NEWLEAD HOLDINGS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Michail S. Zolotas, with full power of substitution, as proxy to represent and vote for all the total issued voting shares, of NewLead Holdings Ltd. (the "Company"), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Stockholders of the Company to be held on December 23, 2015, at 11:00 A.M. (Athens Time) at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. Each Common Share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted **FOR** Proposal 1, **FOR** Proposal 2, **FOR** Proposal 3 and **FOR** Proposal 4 and, in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable.

Please check here if you plan to attend the Annual Meeting of Stockholders on December 23, 2015 at 11:00 AM (Athens Time). ☐

(Continued and to be signed on Reverse Side)

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to www.vstocktransfer.com/proxy
and log-on using the below control number.

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the enevelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on December 23, 2015 at 11:00 AM (Athens Time).

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - Newlead Holdings Ltd. Common Shares

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2015

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas Name: Michail Zolotas Title: President, Chief Executive Officer and Chairman